

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

DIVISION OF
INVESTMENT MANAGEMENT

October 21, 2015

VIA ELECTRONIC MAIL

Jessica Herlihy, Esq.
Willkie Farr & Gallagher LLP
787 Seventh Avenue
New York, NY 10019-6099

RE: Bernstein Fund, Inc.
         Initial Registration Statement filed on Form N-1A
          International Strategic Equities Portfolio
          International Small Cap Portfolio
          Small Cap Core Portfolio
         File Nos. 811-23100 and 333-207065

Dear Ms. Herlihy:

The staff reviewed the above-referenced initial registration statement, which the Commission received on September 21, 2015. The initial registration statement was filed to register the three series listed above. The registration statement included two prospectuses and two statements of additional information ("SAI") for two sets of share classes: i) SCB Class and Advisor Class shares ("Prospectus 1" and "SAI 1"), and ii) Class A, Class C, Advisor Class, Class R, Class K, Class I, and Class Z shares ("Prospectus 2" and "SAI 2"). We have given the registration statement a full review. Based on our review, we have the following comments. Unless noted otherwise, Item references are to the item numbers set forth in Form N-1A.

The following prospectus comments are based on a review of Prospectus 1 and apply when appropriate to Prospectus 2 unless indicated otherwise.

GENERAL

1.   Please provide exchange ticker symbols on the front cover page of the prospectus and SAI and all other information that is currently missing or in brackets in the prospectus and the SAI in advance of the effective date of the filing.

PROSPECTUS – SUMMARY INFORMATION

The following comments on the summary portion of the prospectus are based on a review of the International Strategic Equities Portfolio summary and unless indicated otherwise apply when appropriate to the other summaries in Prospectus 1 and 2.

2. Fees and Expenses of the Fund (page 4)

    a.   Per Instruction 1(a) to Item 3, please round all decimal figures to the nearest hundredth of one percent for the International Strategic Equities Portfolio.

    b.   Please disclose any expense reimbursements or fee waiver arrangements as prescribed by Instruction 3(e) to Item 3 for the International Strategic Equities Portfolio.

    c.   Please confirm that the fee waiver described in footnote c to the fee table will continue for at least one year from the effective date of the filing.

    d.   Please identify who can terminate the fee waiver(s) and under what circumstances. Instruction 3(e) to Item 3.

    e.   In the same waiver footnote, please define the term "AB Mutual Funds."

    f.   For the Small Cap Core Portfolio, please delete the last two line items in the Annual Portfolio Operating Expenses table with respect to any applicable waivers. A fee waiver and/or expenses reimbursement line item should not be included in the table if it does not impact the total fees. Instruction 3(e) to Item 3.

4. Principal Strategies (page 5)

    a.   The International Strategic Equities Portfolio and the International Small Cap Portfolio each has a name that includes the term "International."

        i.   In each case, please disclose the percentage of its assets the Portfolio "will invest in companies located in at least three countries other than the United States."

        ii.   Please explain how those assets are economically tied to the applicable country.

    b.   Given that the Portfolio invests in derivative instruments, please review the fund's principal investment strategies and principal risks disclosure to ensure that the information is not generic or standardized and describes the actual derivative instruments and the associated principal risks that the fund intends to use to achieve its investment objective. *See* Barry Miller Letter to the ICI dated July 30, 2010.

    c.   Please explain supplementally to the staff how a Portfolio values derivatives for purposes of calculating compliance with the Portfolio's 80% test.

    d.   The fourth paragraph indicates that the Fund may engage in swaps transactions.

        i.   Please disclose the type(s) of swap transactions that the Portfolio may utilize.

        ii.   If the Fund may engage in total return swaps, please note that an appropriate amount of segregated assets must be set aside. See generally Investment Company Act Release No. 10666 (Apr. 18, 1979). Please also note that the Commission has issued a concept release exploring issues relating to the use of derivatives by funds, including whether current market practices involving derivatives are consistent with the leverage provisions of the 1940 Act. See Investment Company Act Release No. 29776 (Aug. 31, 2011). Accordingly, please be aware that the Commission or its staff could issue future guidance related to derivatives (such as total return swaps) and leverage, including guidance related to coverage requirements, which could impact the manner in which the Fund operates.

5.   **Principal Risks (page 6)**

Please provide risk disclosure corresponding to the specific types of equity securities and ADRs and GDRs identified in the second to last sentence of the first paragraph under the principal strategies summary on page 5.

6.   **Performance Information (page 7)**

Please reconcile the description of how to obtain performance information from the website referenced in the second paragraph in Prospectus 1 with that of Prospectus 2, *i.e.*, the two prospectuses direct the reader to different websites.

7.   **Additional Investment Information, Special Investment Techniques and Related Risks (page 19)**

    a.   The introductory paragraph states that this section describes both principal and non-principal investment strategies and risks.

Please revise this section to separately discuss principal and non-principal strategies and risks in subsections, with principal coming first.

b.   If the Portfolios may engage in "Short Sales," as discussed on pages 27-28, please add if applicable a line item to the fee tables for short expenses, *e.g.,* dividends paid on the stocks sold short.

c.   For "Portfolio Holdings" on page 28, if these policies and procedures are also available on the Fund's website, so state.

d.   Under "Temporary Defensive Positions" on page 28, please disclose the effect of taking a temporary defensive position, *i.e.*, that the Portfolio may not achieve its investment objective.

8.   Investing in the Portfolios (page 30)

a.   In the first sentence of the second paragraph under "Procedures-For All Portfolios" on page 30 of Prospectus 1 (and under "How to Buy Shares" on page 32 of Prospectus 2), please describe what constitutes "proper form" or provide a cross-reference to where the term is more fully described in the prospectus, *e.g.*, third paragraph on page 31 of Prospectus 1 (or "Required Information" on page 33 of Prospectus 2).

b.   In the second paragraph under "Sales Charge Reduction Programs for Class A Shares" on page 35 of Prospectus 2, please confirm the accuracy of the website identified.

c.   In "Systematic withdrawal plan" on page 32, please explain the term "book-entry."

d.   Frequent Purchases and Redemptions of Portfolio Shares (page 32)

　　　i.   For clarity, in the third paragraph under "Risks Associated with Excessive or Short-term Trading" on page 33, please give examples of thinly traded/illiquid securities.

　　　ii.   "Account Blocking Procedures" on page 34 indicates that remedial actions "may" take place and are therefore discretionary. Please add risk disclosure related to their subjective and therefore discretionary nature, *i.e.*, remedial actions may not be applied uniformly and therefore, some investors may be treated differently than others, resulting in the risk that some investors may be allowed to market time while others will bear the effects of such market timing.

iii. As appropriate, please reconcile the disclosure provided under this section in Prospectus 1 and Prospectus 2 (page 40) where the introductory paragraphs vary somewhat and the last two paragraphs appearing on page 34 of Prospectus 1 do not appear on page 42 of Prospectus 2.

9.   How the Portfolios Value their Shares (page 35)

Please provide the disclosure required by Item 11(a)(3) regarding the national/local/regional holidays on which the Portfolios shares will not be priced.

10.   Management of the Portfolios (page 36)

a.   Rather than provide disclosure regarding the waiver agreement in footnote "*", please provide it as part of the narrative and revise the last sentence of the third paragraph under "Investment Manager" accordingly.

b.   Please explain to the staff how the Retirement Plan Services fee discussed on page 38 is reflected in the amount provided as "Other Expenses" in the fee tables for the International Strategic Equities and Small Cap Core Portfolios on, respectively, pages 4 and 14 where the amount provided by each portfolio is less than 0.12%.

The same applies to the transfer agency and retirement plan services discussed on pages 44-45 of Prospectus 2 as it relates to "Other Expenses" in the fee tables.

11.   Dividends, Distributions and Taxes (page 39)

Please confirm this section and "Taxes" beginning on page 58 of SAI 1 are current and accurate and in doing so, please note the variance in the disclosure provided in Prospectus 1 and 2 (page 46).

12.   Glossary (page 49 of Prospectus 2)

Please confirm the relevance of all defined terms, *e.g.*, unless part of a principal investment strategy omitted from the summaries, it is unclear why "Municipal securities" or "Rule 144A securities" need to be defined.

STATEMENT OF ADDITIONAL INFORMATION

The following comments are based on a review of SAI 1 and apply when appropriate to SAI 2 unless indicated otherwise.

13.   Front Cover page

     a.   Please provide a toll-free number in the second to last paragraph on the front cover page.

     b.   For consistency, please reconcile the disclosure provided in SAI with that of SAI 2.

14.   In the first paragraph under "Investment Strategies and Related Risks," please confirm that the reference to the caption "Additional Information about Investment Process" is accurate.

15.   Temporary Defensive Positions and Fixed-Income Securities" on (page 3)

     a.   For more complete disclosure in the prospectus, please incorporate the disclosure provided in the first paragraph into the section "Temporary Defensive Positions" on page 28 of Prospectus 1.

     b.   The disclosure in the second paragraph is not clear. Please consider describing below-investment grade securities "(also known as junk bonds)" similar to the disclosure for "Non-U.S. Below Investment-Grade Bonds" on page 5.

16.   Directors and Officers and Principal Holders of Securities (page 31)

     a.   Please consider converting the paragraph following the footnotes on page 33 into another footnote for the captions "Interested Director" and "Independent Directors" appearing in the table on page 31.

     b.   Please consider inserting the subcaption "Board Committees" just before the fourth paragraph under "Risk Oversight" on page 35.

     c.   Please provide if applicable the disclosure required by items 18(a) and (b) regarding, respectively, control persons and principal holders.

17.   Management of the Fund (page 39)

     a.   At the end of the first sentence of the second paragraph following the management fee table on page 40, please clarify what entity "AllianceBernstein" is meant to reference.

     b.   For clarity, in the second paragraph following the management fee table on page 40, please identify which class of shares is subject to the Shareholder Servicing Agreement.

     c. Footnotes 1 through 3 at the bottom of page 42 are redundant, please consider utilizing one footnote.

18. Please confirm the accuracy of the last sentence under "Transfer Agency Agreement" on page 65 of SAI 2 given, for example, that the fee table on page 4 of Prospectus 2 indicates that Class R has the highest Transfer Agent fee.

19. Disclosure regarding frequent trading beginning on page 54 as required by Item 11(e) should be and is already provided in the prospectus (page 32). Therefore, please confirm that the prospectus disclosure is complete rather than having any additional details provided in the SAI, *i.e.*, the disclosure describing frequent trading procedures as required by Item 11(e) should be provided in its entirety in the prospectus.

20. On page 79 of SAI 2, please note that the discussion under "Choosing a Class of Shares for Group Retirement Plans" omits any comparisons with Class C shares although they too are eligible for certain group retirement plans as discussed on page 78.

21. Please reconcile the last two paragraphs under "Redemption" and appearing on pages 89 and 90 which differentiate between redemptions of shares for which no share certificates have been issued and those represented by share certificates with the second sentence of the second to last paragraph on page 71 of SAI 2 which states that the "Fund will not issue share certificates representing shares of the Fund."

Moreover, why would the same paragraph on page 71 make reference to lost certificates being replaced if the prior sentence is true.

22. **Custodian, Transfer Agent, Counsel, Independent Registered Public Accounting Firm and Financial Statements (page 66)**

     a. In light of the caption, after the disclosure about accountants, please disclose that the SAI does not include financial statements because these are new Portfolios.

     b. For consistency and clarity, please consider the use of subcaptions in SAI 1 similar to those provided on page 115 of SAI 2.

     c. Please modify the corresponding caption on page 115 of SAI 2 for principal underwriter and code of ethics and proxy voting guidelines.

     d. On page 115 of SAI 2, please provide disclosure in response to Item 25(a)(1) regarding the principal underwriter.

23. Please delete Appendix A or explain to the staff the relevance of a description of bond ratings for Portfolios that invest primarily in equity securities.

PART C

24.   Please explain to the staff the basis for providing no initial capital agreement as exhibit 28(l) and the "Not applicable" response to Item 35.

25.   With respect to Item 31, please be more complete and specific in terms of where to find the required disclosure.

26.   Financial Statements, Exhibits, and Certain Other Information

Any financial statements, exhibits, and any other required disclosure not included in this registration statement must be filed by pre-effective amendment to the registration statement.

27.   Representations

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the registrant is in possession of all facts relating to the registrant's disclosure, it is responsible for the accuracy and adequacy of the disclosures it has made.

Notwithstanding our comments, in the event the registrant requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that

·   should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;
·   the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the registrant from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

·   the registrant may not assert this action as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Investment Management in connection with our review of your filing or in response to our comments on your filing.

We will consider a written request for acceleration of the effective date of the registration statement as a confirmation of the fact that those requesting acceleration are aware of their respective responsibilities.

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Responses to these comments should be made in a letter to the staff and in a pre-effective amendment to the registration statement. If you believe that you do not need to change the registration statement in response to a comment, please indicate that in the letter and explain your position.

Although we have completed our initial review of the registration statement, it will be reviewed further after our comments are resolved. Therefore, we reserve the right to comment further on the registration statement and any amendments to it. After we have resolved all issues, the registrant and its underwriter must both request that the effective date of the registration statement be accelerated.

If you have any questions, you are welcome to call me at (202) 551-6767. Mail or deliveries should include reference to Mail Stop 8629 and should include all nine digits of the following zip code: 20549-8629. My facsimile number is (202) 772-9285.

Sincerely,

/s/ Sonny Oh

Sonny Oh
Senior Counsel
Insured Investments Office